THIRD AMENDMENT AND
WAIVER TO
THIRD AMENDED AND RESTATED CREDIT AGREEMENT

This THIRD AMENDMENT AND WAIVER TO THIRD AMENDED AND RESTATED CREDIT AGREEMENT (this *"Amendment"*) is dated as of October 1, 2012, among Student Transportation of America, Inc., a Delaware corporation (the *"Borrower"*), Student Transportation of Canada Inc., an Ontario Corporation (*"STC"*), Parkview Transit Inc. (*"Parkview"* and together with STC individually, a *"Canadian Borrower"* and collectively, the *"Canadian Borrowers"*), the Guarantors party hereto, the financial institutions listed on the signature pages hereof as Lenders and BMO Harris Bank N.A. (f/k/a Harris N.A.), as administrative agent (in such capacity, the *"Administrative Agent"*)

PRELIMINARY STATEMENTS

A. The Borrower, the Canadian Borrowers, Student Transportation of America Holdings, Inc., the guarantors party thereto (the *"Guarantors"*), the financial institutions party thereto as Lenders and the Administrative Agent have heretofore entered into that certain Third Amended and Restated Credit Agreement, dated as of February 4, 2011 (as heretofore amended or otherwise modified, the *"Credit Agreement"*); and

B. The Borrower and Canadian Borrowers have asked the Lenders to waive certain Events of Default that will result from the redemption by the Parent of all of its outstanding Convertible Notes, and the Lenders and the Administrative Agent are willing to do so on the terms and conditions set forth in this Amendment.

NOW, THEREFORE, in consideration of the premises set forth above, the terms and conditions contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I
DEFINITIONS

Section 1.1 Use of Defined Terms. Unless otherwise defined or the context otherwise requires, terms for which meanings are provided in the Credit Agreement shall have such meanings when used in this Amendment.

ARTICLE II
WAIVER

Section 2.1 Waiver. The Borrower and Canadian Borrowers have informed the Administrative Agent and the Lenders that (i) the Parent has 7.5% Convertible Notes outstanding in the aggregate principal amount of CAN$20,795,000 and (ii) on or before January 14, 2013,

the Parent intends to redeem all of the outstanding principal amount of the Convertible Notes (the *"Redemption"*). The Redemption would result in the occurrence of an Event of Default under Sections 8.12(a) and 9.1(l) of the Credit Agreement (the *"Redemption Default"*). The Borrower and Canadian Borrowers have requested that the Administrative Agent and the Lenders waive, and *provided,* that no Event of Default (other than the Redemption Default), shall have occurred and be continuing immediately prior to or after giving effect to the Redemption, the Administrative Agent and the Lenders hereby waive, the Redemption Default resulting from the Redemption.

ARTICLE III
AMENDMENT

Section 3.1. The definition of *"Convertible Notes"* appearing in Section 5.1 of the Credit Agreement is hereby amended in its entirety and as so amended shall read as follows:

> *"Convertible Notes"* means the convertible senior subordinated notes of the Parent (A) issued on October 26, 2009 and November 10, 2009 in an aggregate principal amount of CAN$51,750,000 having a maturity date of October 31, 2014, with no amortization and bearing interest at 7.5% per annum, (B) issued on June 21, 2010 in an aggregate principal amount of CAN$50,000,000, having a maturity date of June 30, 2015, with no amortization and bearing interest at 6.75% per annum and (C) issued on June 7, 2011 in an aggregate principal amount of $60,000,000, having a maturity date of June 30, 2018, with no amortization and bearing interest at 6.25% per annum. Each reference to the "Convertible Notes" shall be deemed a reference to each Convertible Note individually or all Convertible Notes, as the context may require.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES

Section 4.1 *Credit Agreement Representations*. In order to induce the Lenders and the Administrative Agent to enter into this Amendment, the Borrower, each Canadian Borrower and STA Holdings hereby reaffirm, as of the date hereof, its representations and warranties contained in Section 6 of the Credit Agreement and additionally represents and warrants to the Administrative Agent and each Lender as set forth in this Article III.

Section 4.2 *Due Authorization, Non-Contravention, etc*. The execution, delivery and performance by the Borrower, each Canadian Borrower, STA Holdings and each other Guarantor of this Amendment are within the Borrower's, each Canadian Borrower's, STA Holdings' and each other Guarantor's powers, have been duly authorized by all necessary corporate or limited liability company action, as applicable, and do not:

(a) contravene the Borrower's, either Canadian Borrower's, STA Holdings' or any other Guarantor's constituent documents;

(b) contravene any contractual restriction, law or governmental regulation or court decree or order binding on or affecting the Borrower, either Canadian Borrower, STA Holdings or any other Guarantor; or

(c) result in, or require the creation or imposition of, any Lien on any of the Borrower's, either Canadian Borrower's, STA Holdings' or any other Guarantor's properties.

Section 4.3 Government Approval, Regulation, etc. No authorization or approval or other action by, and no notice to or filing with, any governmental authority or regulatory body or other Person is required for the due execution, delivery or performance by the Borrower, either Canadian Borrower, STA Holdings or any other Guarantor of this Amendment.

Section 4.4 Validity, etc. This Amendment constitutes the legal, valid and binding obligation of the Borrower, each Canadian Borrower, STA Holdings and each other Guarantor enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, fraudulent conveyance or similar laws affecting creditors' rights generally and general principles of equity (regardless of whether the application of such principles is considered in a proceeding in equity or at law).

ARTICLE V
EFFECTIVENESS

Section 5.1 Effectiveness. This Amendment shall become effective upon the Administrative Agent's receipt of this Amendment executed by each of the Borrower, the Canadian Borrowers, the Guarantors, the Administrative Agent and the Required Lenders.

ARTICLE VI
MISCELLANEOUS PROVISIONS

Section 6.1 Ratification of and References to the Credit Agreement. Except for the amendment and waiver expressly set forth above, the Credit Agreement and each other Loan Document is hereby ratified, approved and confirmed in each and every respect. The Borrower, each Canadian Borrower, and each Guarantor hereby acknowledges and agrees that (i) the Liens created and provided for by the Collateral Documents continue to secure, among other things, the Obligations arising under the Credit Agreement as amended hereby and (ii) the Collateral Documents and the rights and remedies of the Administrative Agent thereunder, the obligations of the Borrower, the Canadian Borrowers and each Guarantor thereunder, and the Liens created and provided for thereunder, remain in full force and effect and shall not be affected, impaired or discharged hereby. Nothing herein contained shall in any manner affect or impair the priority of the Liens and security interests created and provided for by the Collateral Documents as to the indebtedness which would be secured thereby prior to giving effect to this Amendment. Reference to this specific Amendment need not be made in the Credit Agreement, the Note(s), or any other instrument or document executed in connection therewith, or in any certificate, letter or communication issued or made pursuant to or with respect to the Credit Agreement, any

reference in any of such items to the Credit Agreement being sufficient to refer to the Credit Agreement as amended hereby.

Section 6.2. *Headings*. The various headings of this Amendment are for convenience of reference only, are not part of this Amendment and shall not affect the construction of, or be taken into consideration in interpreting, this Amendment.

Section 6.3 *Execution in Counterparts*. This Amendment may be executed in counterparts (and by different parties hereto on different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single agreement.

Section 6.4. *No Other Amendments*. Except for the amendment and waiver expressly set forth above, the text of the Credit Agreement and the other Loan Documents shall remain unchanged and in full force and effect, and the Lenders and the Administrative Agent expressly reserve the right to require strict compliance with the terms of the Credit Agreement and the other Loan Documents.

Section 6.5. *Costs and Expenses*. The Borrower agrees to pay on demand all costs and expenses of or incurred by the Administrative Agent in connection with the negotiation, preparation, execution and delivery of this Amendment, including the fees and expenses of counsel for the Administrative Agent.

Section 6.6 *Governing Law*. THIS AMENDMENT SHALL BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY THE INTERNAL LAW OF THE STATE OF ILLINOIS.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and delivered by their respective duly authorized officers as of the day and year first above written.

STUDENT TRANSPORTATION OF AMERICA, INC.,
as Borrower and Guarantor

By [signature]
Name PATRICK J. WALKER
Title CFO

STUDENT TRANSPORTATION OF CANADA INC., as
a Canadian Borrower

By [signature]
Name PATRICK J. WALKER
Title CFO

PARKVIEW TRANSIT INC., as a Canadian
Borrower

By [signature]
Name PATRICK J. WALKER
Title CFO

"GUARANTORS"

STUDENT TRANSPORTATION INC.
CANADEX RESOURCES INC
LEUSCHEN BROS. LIMITED
STUDENT TRANSPORTATION OF AMERICA HOLDINGS, INC.
STUDENT TRANSPORTATION OF AMERICA ULC
SANTA BARBARA TRANSPORTATION CORPORATION
STA OF CONNECTICUT, INC.
GOFFSTOWN TRUCK CENTER, INC.
RICK BUS COMPANY, as Guarantor
STA OF PENNSYLVANIA, INC.
KRISE BUS SERVICE, INC.
STUDENT TRANSPORTATION OF VERMONT, INC.
STA OF NEW YORK, INC.
LEDGEMERE TRANSPORTATION, INC.
POSITIVE CONNECTIONS, INC.
ALTOONA STUDENT TRANSPORTATION, INC.
MID-CITY TRANSIT CORPORATION
MIDDLETOWN TRANSIT CORP.
STUDENT TRANSPORTATION OF FLORIDA, INC.
JORDAN TRANSPORTATION, INC.
JORDAN BUS SERVICE, INC.
GRAND ISLAND TRANSIT CORPORATION
RIDGE ROAD EXPRESS, INC.
SCHOLASTIC TRANSPORTATION MANAGEMENT SERVICES, INC.
DAIRYLAND-HAMILTON, INC.
LAKELAND AREA BUS SERVICE, INC.
LAKESIDE BUSES OF WISCONSIN, INC.
DAIRYLAND BUSES, INC.
A&B BUS CO.
SCHOOL TRANSPORTATION SERVICES, LLC
OCEAN STATE TRANSPORT, LLC
SCHOOLWHEELS DIRECT, INC.

By Patrick J. Walsh
Name Patrick J. Walsh
Title CFO

[Third Amendment and Waiver to Third Amended and Restated Credit Agreement]

BMO HARRIS BANK N.A., as L/C Issuer and as
Administrative Agent

By ____________________
Name William Thomson
Title Senior Vice President

BMO HARRIS FINANCING, INC., as a U.S. Lender

By [signature]

Name William Thomson

Title Senior Vice President

CIBC INC., as a U.S. Lender

By ______________________________
Name Dominic J. Sorresso
Title Executive Director

By ______________________________
Name Eoin Roche
Title Executive Director

BANK OF MONTREAL, as a Canadian Lender and Canadian L/C Issuer

By [signature]

Name William Thomson

Title Senior Vice President

CANADIAN IMPERIAL BANK OF COMMERCE, as a Canadian Lender

By ______________________

Name Kevin Charko

Title Director

By ______________________

Name Steve Nishimura

Title Managing Director

SCOTIABANC INC., as a U.S. Lender

By [signature]
Name: J.F. Todd
Title: Managing Director

THE BANK OF NOVA SCOTIA, as a Canadian Lender

By ____________________
Name David Mahmood
Title Managing Director

By ____________________
Name ____________________
Title ____________________

RAYMOND JAMES BANK, N.A. (f/k/a Raymond James Bank, FSB), as a U.S. Lender

By [signature]

Name CORMAC MACLOCHLAINN

Title VICE PRESIDENT

SIEMENS FINANCIAL SERVICES, INC.

By ______________________
Name Maria Levy
Title VP

By ______________________
Name W. Jentsch
Title DMgr